03015490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50398

RECEIVED MAR 13 2003 187 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Geneva Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1114 Avenue of the Americas, 22nd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Khalizad (917) 342-7663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weeks Holderbaum Huber & DeGraw, LLP
(Name – *if individual, state last, first, middle name*)

1011 Route 22 West, Suite 100 (Address) Bridgewater (City), NJ (State) 08807 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Khalizad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneva Capital, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMY P. CUCURULLO
Notary Public, State of New York
No. 43-4975806
Qualified in Richmond County
Commission Expires December 26, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENEVA CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

GENEVA CAPITAL CORP.
TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition December 31, 2002	2
Notes to Financial Statements	3-6
Independent Auditor's Report on Internal Accounting Control Required by SEC rule 17a-5 For the Year Ended December 31, 2002	7-8

WEEKS
HOLDERBAUM
HUBER &
DEGRAW, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Geneva Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of Geneva Capital Corp. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Geneva Capital Corp. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weeks Holderbaum Huber & DeGraw, LLP

February 6, 2003, except for Note 9, as to
which the date is February 28, 2003

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: WHHD@WHHDCPA.com

GENEVA CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	88,663
Securities pledged, at market value		112,978
Property and equipment, at cost, less accumulated depreciation of $55,062		10,336
Advances to officer		481,442
Prepaid expenses		991
TOTAL ASSETS	$	694,410

LIABILITIES AND STOCKHOLDER'S EQUITY

Liability:		
Accrued expenses	$	56,974
Stockholder's Equity:		
Common stock, no par; 200 shares authorized, issued and outstanding		10
Additional paid-in capital		4,728,239
Accumulated deficit		(4,090,813)
Total Stockholder's Equity		637,436
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	694,410

The Accompanying Notes are an Integral Part of these Financial Statements

GENEVA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 – Business and Summary of Significant Accounting Policies

The Company

Geneva Capital Corp. (the "Company") was incorporated under the laws of the State of New York on July 14, 1998 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Geneva Holding Corp. (Parent).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the double-declining method or straight-line depreciation method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Furniture and fixtures	7
Office equipment	5

Income Taxes

The Company files its federal and state tax returns on an individual basis separate from its parent. Income tax expense includes state minimum taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from net operating loss carryovers.

GENEVA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 – Securities Pledged

On May 7, 2002, the Company entered into an agreement with a third party (the Pledger), whereby, the Pledger agreed to transfer and assign certain securities to the Company to enable it to obtain and utilize the pledged securities as good capital for regulatory purposes. The securities had a fair market value of $150,000 on the transfer date.

The Pledger has agreed to transfer and assign the securities for such time and until the Company obtains replacement capital and/or the Company's net capital reaches a level of not less than $150,000.

Note 3 – Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2002:

Office Furniture and Equipment	$ 65,398
Less: Accumulated Depreciation	(55,062)
Property and Equipment - Net	$ 10,336

Depreciation expense charged to operations amounted to $5,846 for the year ended December 31, 2002.

Note 4 – Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002 the Company had net capital and net capital requirements of $31,689 and $5,000, respectively. The Company's net capital ratio was 1.8 to 1.

Note 5 – Related Party Transactions

At December 31, 2002, the Company was due $481,442 from an officer of the Company for draws and advances against future commissions. The advances, included in advances to employee, are unsecured non-interest bearing advances and will be repaid and charged against income when the commissions are earned.

The Company rents office space from its parent company, Geneva Holdings Corp, on a month to month basis. Total rent expense, relating to the office lease, amounted to $16,164 for the year ended December 31, 2002. Although a formalized lease does not exist, Geneva Capital Corp.'s annual rent is expected to be $16,000 under the month-to-month lease agreement.

GENEVA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 – Income Taxes

The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2002:

Federal	$ 1,402,000
State	200,000
Total Deferred Tax Asset	1,602,000
Less Valuation Allowance	(1,602,000)
Net Deferred Tax Asset	$ --

The Company had provided for a 100% valuation allowance in 2002 as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $4,027,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire as follows:

Year of expiration:		
	2018	$ 521,000
	2019	1,581,000
	2020	1,093,000
	2021	394,000
	2022	438,000
	Total	$ 4,027,000

Note 7 – Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company enters into security sales transactions as principal. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 8 - Contingency

The Company and its president have been named in a NASD arbitration matter relating to the alleged conduct of a former broker with the Company. The claimant is seeking damages totaling $50,000. The Company believes the case is completely without merit, and that liability, if any, lies solely with the former broker. The matter is currently in the discovery stage, and the Company plans to vigorously defend its position.

GENEVA CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 – Subsequent Events

The Company was named as a co-defendant in a statement of claim with the National Association of Securities Dealers, Inc. (NASD) along with its parent company and its president. In April 2002, an award in the NASD action of $2,014,000 was issued against the Company and the other two parties, jointly and severally. The Company has claimed the case against it was totally without merit and vigorously contested the action

On February 28, 2003, the parties entered into a settlement agreement, which released Geneva Capital Corporation from any liability and all amounts previously awarded.

WEEKS
HOLDERBAUM
HUBER &
DeGRAW, LLP
Certified Public Accountants

MEMBERS OF:
The American Institute of Certified Public Accountants
Alliance for CPA Firms and the SEC Practice Section

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Geneva Capital Corp.
New York, New York

In planning and performing our audit of the statement of financial condition of Geneva Capital Corp. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Geneva Capital Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

1011 U.S. Highway 22, Suite 100 ◦ Bridgewater ◦ New Jersey 08807
Phone: (908) 725-9900 ◦ Fax: (908) 725-9905 • Email: WHHD@WHHDCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

December 6, 2003

Weeks Holdenbaum Huber & DeHaan, LLP